

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 15, 2010

Mr. Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation
495-A South Fairview Avenue
Goleta, California 93117

> **RE:** **Deckers Outdoor Corporation**
> **Forms 10-K and 10-K/A for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010**
> **Definitive Proxy Statement on Schedule 14A filed April 23, 2010**
> **File No. 0-22446**

Dear Mr. George:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant